ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

On March 13, 2014, the Board of Trustees approved the following matters related to Rainier Growth Fund, effective as of the close of business April 17, 2014:

(i) the subadviser reassignment from Rainier Investment Management, LLC to Baillie Gifford Overseas Ltd;

(ii) the name change from Rainier Growth Fund to Select Growth Fund.